SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------

                                SCHEDULE 13G

          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934


                       WORLDPORT COMMUNICATIONS, INC.
                              (NAME OF ISSUER)


                 COMMON STOCK, PAR VALUE, $.0001 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)


                                98155J 10 5
                               (CUSIP Number)

                                JULY 27, 1998


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)



CUSIP NO. 98155J 10 5                 SCHEDULE 13G


1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      GKW UNIFIED HOLDINGS, LLC    95 4664035

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) |_|
                                                      (b) |_|

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

    NUMBER OF       5      SOLE VOTING POWER
     SHARES                1,176,998 shares
  BENEFICIALLY
    OWNED BY        6      SHARED VOTING POWER
      EACH                 -0- shares
    REPORTING
     PERSON         7      SOLE DISPOSITIVE POWER
      WITH                 1,176,998 shares

                    8      SHARED DISPOSITIVE POWER
                           -0- shares


9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,176,998 shares

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                |_|

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      Approximately 6.44%

12    TYPE OF REPORTING PERSON*
      OO



                                 SCHEDULE 13G



  Pursuant to Rule 13d-1 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby files this Schedule 13G Statement.

ITEM 1(A).    NAME OF ISSUER: WorldPort Communications, Inc.

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:
              1701 Barrett Lakes Boulevard,Suite 180
              Kennesaw, GA 30144

ITEM 2(A). NAME OF PERSON FILING: GKW Unified Holdings LLC, a Delaware limited liability company

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
              150 El Camino Drive, Suite 204 Beverly Hills, CA 90210

ITEM 2(C).    CITIZENSHIP: Delaware

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, par value $.0001 per share

ITEM 2(E).    CUSIP NUMBER: 98155J 10 5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
  (a) [ ] Broker or dealer registered under section 15 of the Act
          (15 U.S.C.78o).

  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

  (e) [ ] An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E).

  (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F).

  (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G).

  (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

  (j) [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP.

(a)   Amount beneficially owned:  1,176,998 shares

(b)   Percentage of Class: Approximately 6.44%

(c) Number of shares as to which the person has:

      (i)   Sole power to vote or direct the vote: 1,176,998 shares

      (ii)  Shared power to vote or direct the vote: -0- shares

      (iii) Sole power to dispose or to direct the disposition of:
            1,176,998 shares

      (iv) Shared power to dispose or to direct the disposition of: -0-shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable

ITEM 10. CERTIFICATION.


  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      Date:  8/05/98                GKW UNIFIED HOLDINGS, LLC
                                    by Pacific Capital Group, Inc., its
                                    Managing Member


                                    /s/  Gary Winnick
                                    ------------------------------------
                                    GARY WINNICK
                                    President and Chief Executive Officer